Exhibit 99.54
This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been and will not be registered under the United States Securities Act of 1933 or any state securities laws of the United States and, subject to certain exceptions, may not be offered or sold within the United States of America. See “Plan of Distribution”. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary, Quest Rare Minerals Ltd., 1155 University Street, Suite 1308, Montreal, Québec H3B 3A7, Telephone (514) 878-3551 and are also available electronically at www.sedar.com.
SHORT FORM PROSPECTUS

New Issue	October 7, 2010
QUEST RARE MINERALS LTD.
$46,500,025
8,235,300 Units and 2,300,000 Flow-Through Shares
(at $4.25 per Unit and $5.00 per Flow-Through Share)
This offering (the “Offering”) consists of 8,235,300 units (the “Units”) and 2,300,000 “flow-through” common shares (the “Flow-Through Shares”) of Quest Rare Minerals Ltd. (the “Corporation”) at a price of $4.25 per Unit (the “Unit Offering Price”) and $5.00 per Flow-Through Share (the “Flow-Through Share Offering Price”), for aggregate gross proceeds of $46,500,025. The Units and Flow-Through Shares are offered separately. The Unit Offering Price and Flow-Through Share Offering Price have been determined by negotiation between the Corporation, on the one hand, and Dundee Securities Corporation, CIBC World Markets Inc. and Stonecap Securities Inc. (collectively, the “Agents”), on the other hand. This prospectus qualifies the distribution of the Units and Flow-Through Shares.
Each Unit is comprised of one common share (a “Share”) and one-half of a common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of the Corporation. Each whole Warrant entitles its holder to purchase one additional common share of the Corporation (a “Warrant Share”) at an exercise price of $5.00 for a period of 18 months from the date of closing of the Offering. The Units will separate into Shares and Warrants immediately upon the closing of the Offering. See “Description of Securities Being Distributed” and “Plan of Distribution”.
Each Flow-Through Share will be a common share that qualifies as a “flow-through share” pursuant to the Income Tax Act (Canada) (the “Tax Act”). The Corporation will undertake to incur sufficient Canadian Exploration Expense (“CEE”) prior to December 31, 2011 so as to enable the Corporation to renounce in favour of subscribers for Flow-Through Shares an amount equal to the gross proceeds derived from the issuance of the Flow-Through Shares. See “Description of Securities Being Distributed” and “Canadian Federal Income Tax Considerations”.
The Corporation’s common shares are listed on the TSX Venture Exchange (the “TSXV”) under the symbol “QRM”. On October 6, 2010, the closing price of the common shares on the TSXV was $4.15.
The TSXV has conditionally approved the listing of the Shares and Flow-Through Shares to be distributed under this prospectus as well as the Warrant Shares. Listing is subject to the Corporation fulfilling all the requirements of the TSXV on or before January 4, 2011. The Warrants will not be listed on the TSXV and the Corporation does not expect that there will be any organized market through which Warrants may be sold.
The securities offered pursuant to this prospectus are speculative in nature. There are numerous risk factors associated with an investment in the Units or Flow-Through Shares which potential investors should carefully consider. See “Risk Factors”.

		Agents’	Net proceeds to the
	Price to the public	commission(1)	Corporation(2)
Per Unit	$4.25	$0.255	$3.995
Per Flow-Through Share	$5.00	$0.30	$4.70
Total(3)(4)(5)	$46,500,025	$2,790,002	$43,710,024

(1)	In connection with the Offering, the Corporation has agreed to pay the Agents a cash commission equal to 6% of the gross proceeds from the sale of the Units and Flow-Through Shares. As additional compensation, the Corporation has granted options (the “Compensation Options”) to the Agents, entitling them to acquire that number of additional common shares of the Corporation (the “Compensation Shares”) that is equal to 5% of the total number of Units and Flow-Through Shares issued and sold under this prospectus, including pursuant to the exercise, if any, of the Over-Allotment Option (as defined below). The Compensation Options may be exercised at any time during a period of 18 months following the date of their grant at a price equal to the Unit Offering Price or Flow-Through Share Offering Price, as the case may be. This prospectus qualifies the distribution of the Compensation Options. See “Plan of Distribution”.

(2)	Before deducting expenses of the Offering estimated at $300,000, which will be paid by the Corporation from the proceeds of the Offering.

(3)	Subscription proceeds will be received by the Agents, or by any other investment dealers authorized by the Agents, and will be held by the Agents in trust until the closing of the Offering. With respect thereto, the Agents will maintain a register containing the subscription date, name and account number or address of each subscriber as well as the number of Units or Flow-Through Shares subscribed for by each subscriber. The Offering will not close unless the full amount of the Offering ($46,500,025) is raised. If a closing for the Offering has not occurred by the date that is 90 days after the date of a receipt for this prospectus, the distribution will not continue and all subscription funds will be returned to subscribers, without interest or deduction, as soon as possible after such date.

(4)	The Corporation has granted an over-allotment option (the “Over-Allotment Option”) to the Agents, pursuant to which the Agents may purchase, for a period of 30 days following the closing of this Offering, additional Units (the “Over-Allotment Units”), on the same terms as set out above, in a maximum number equal to 15% of the number of Units sold pursuant to the Offering, solely to cover the Agents’ over-allocation position, if any. The Agents may elect to fill their over-allocation position, if any, by exercising the Over-Allotment Option for additional Units only, for Warrants forming part of the additional Units only (and purchasing common shares of the Corporation in the secondary market), or for any combination thereof, provided that the number of Warrants that the Agents may purchase on exercise of the Over-Allotment Option shall not exceed a number equal to one-half of the aggregate number of common shares of the Corporation, if any, purchased by the Agents in the secondary market and the number of additional common shares acquired from the Corporation upon the exercise of the Over-Allotment Option to cover over-allotments of Units. The purchase price of each Warrant, if purchased alone pursuant to the Over-Allotment Option, will be $0.50. If the Over-Allotment Option is exercised in full, the total “Price to the public”, “Agents’ commission” and “Net proceeds to the Corporation” will be $51,750,029, $3,105,002 and $48,645,027, respectively, assuming that the Offering is comprised of 8,235,300 Units and 2,300,000 Flow-Through Shares. This prospectus qualifies the distribution of the Over-Allotment Option and Over-Allotment Units. A purchaser who acquires Units forming part of the Agents’ over-allocation position acquires those securities under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

(5)	It is expected that the Corporation will distribute 8,235,300 Units and 2,300,000 Flow-Through Shares pursuant to this prospectus. The number of Units and Flow-Through Shares to be issued by the Corporation pursuant to this prospectus is subject to adjustment, based on final subscriptions received, subject to the condition that not less than 70% of the gross proceeds from the Offering ($32,550,018) result from the sale of Units. Accordingly, this prospectus qualifies the distribution of up to 10,941,182 Units and up to 2,790,000 Flow-Through Shares.
The following table sets out the number of options and other compensation securities that have been issued or may be issued by the Corporation to the Agents, assuming an Offering comprised of 8,235,300 Units and 2,300,000 Flow-Through Shares:

Maximum number of securities
Agents’ position	available	Exercise period	Exercise price
Over-Allotment Option	1,235,295 Units	30 days following closing of the Offering	$4.25 per Unit
Compensation Options	588,529 Compensation Shares (1)	18 months following closing of the Offering	$4.25 or $5.00 per Compensation Share (2)
Total	1,235,295 Units 588,529 Compensation Shares (1)

(1)	Assuming that the Over-Allotment Option is exercised in full.

(2)	The exercise price of Compensation Options granted with respect to Units sold pursuant to the Offering will be $4.25, the Unit Offering Price, while the exercise price of Compensation Options granted with respect to Flow-Through Shares sold pursuant to the Offering will be $5.00, the Flow-Through Share Offering Price.
The Offering is not underwritten or guaranteed by any person. The Agents conditionally offer the Units and Flow-Through Shares on a best-efforts agency basis, subject to prior sale, if, as and when issued and delivered by the Corporation and accepted by the Agents in accordance with the conditions contained in the Agency Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters on behalf of the Corporation by Heenan Blaikie LLP and on behalf of the Agents by Fraser Milner Casgrain LLP.

In connection with this Offering, subject to applicable laws, the Agents may effect transactions that stabilize or maintain the market price of the common shares of the Corporation at levels other than those which might prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.
Subscriptions for the Units and Flow-Through Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about October 21, 2010, but in any event no later than December 17, 2010. The Offering will be conducted under the book-based system. A subscriber who purchases Units or Flow-Through Shares will receive a customer confirmation from the registered dealer through which Units or Flow-Through Shares are purchased and who is a CDS Clearing and Depository Services Inc. (“CDS”) depository-service participant. CDS will record the CDS participants who hold Shares or Warrants included in the Units or Flow-Through Shares on behalf of owners who have purchased them in accordance with the book-based system. No certificates will be issued unless specifically requested.
The Corporation’s registered and head office is at 1155 University Street, Suite 1308, Montreal, Québec H3B 3A7.
See “Glossary of Terms” (Schedule A) for certain of the defined terms used in this prospectus.

TABLE OF CONTENTS

Documents Incorporated by Reference	4
Forward-Looking Statements	5
Eligibility for Investment	5
The Corporation	6
Business of the Corporation	6
Recent Developments	6
Capitalization	13
Use of Proceeds	13
Description of Securities Being Distributed	14
Plan of Distribution	16
Prior Sales	18
Trading Price and Volume	19
Canadian Federal Income Tax Considerations	20
Risk Factors	24
Promoter	25
Experts	26
Auditors, Transfer Agent and Registrar	26
Statutory Rights of Withdrawal and Rescission	26
Auditor’s Consent	27
Certificate of the Corporation	28
Certificate of the Agents	29
Schedule A — Glossary of Terms	30
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation, 1155 University Street, Suite 1308, Montreal, Québec H3B 3A7, telephone (514) 878-3551 and are also available electronically at www.sedar.com.
The following documents, filed by the Corporation with the securities commissions or similar authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, are specifically incorporated by reference and form an integral part of this short form prospectus:
(i)	the audited comparative financial statements of the Corporation, the notes thereto and the auditors’ report thereon for the fiscal year ended October 31, 2009;

(ii)	Management’s Discussion and Analysis for the fiscal year ended October 31, 2009;

(iii)	the Annual Information Form of the Corporation dated July 16, 2010 for the fiscal year ended October 31, 2009, including the documents incorporated therein by reference (the “AIF”);

(iv)	the Management Proxy Circular of the Corporation dated March 16, 2010 prepared in connection with the annual and special meeting of shareholders of the Corporation held on April 20, 2010;

(v)	the interim financial statements of the Corporation and the notes thereto for the nine-month period ended July 31, 2010;

(vi)	Management’s Discussion and Analysis for the nine-month period ended July 31, 2010;

(vii)	the material change report of the Corporation dated November 6, 2009 relating to a private placement in an amount of approximately $6.3 million;

(viii)	the material change report of the Corporation dated September 13, 2010 relating to the loan referred to below under “Recent Developments — Loan from SIDEX”; and

(ix)	the material change report of the Corporation dated September 28, 2010 relating to the Preliminary Economic Assessment on the Corporation’s Strange Lake B-Zone referred to below under “Recent Developments — Strange Lake — Preliminary Economic Assessment”.
Any document of the type referred to in the preceding paragraph and any interim financial statements or material change reports (excluding confidential reports) filed by the Corporation with a securities commission or any similar authority in Canada after the date of this prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently-filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this prospectus.
FORWARD-LOOKING STATEMENTS
Certain of the information contained in this prospectus and the documents incorporated herein by reference may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or performance, or the assumptions underlying any of the foregoing. Discussions containing forward-looking information and statements may be found, among other places, under “Business of the Corporation”, “Recent Developments”, “Use of Proceeds” and “Risk Factors” below. In this prospectus and the documents incorporated herein by reference, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond the Corporation’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” below and in the section of the AIF entitled “Risk Factors”, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does the Corporation undertake any obligation, to update or revise any forward-looking information or statements contained or incorporated by reference in this prospectus to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.
ELIGIBILITY FOR INVESTMENT
In the opinion of Heenan Blaikie LLP, counsel to the Corporation, and Fraser Milner Casgrain LLP, counsel to the Agents, based on the provisions of the Tax Act and the regulations thereunder (the “Regulations”), and subject to the assumptions and qualifications discussed in the section below entitled “Canadian Federal Income Tax Considerations”, the Shares, Flow-Through Shares and Warrant Shares, provided that they are listed on a designated stock exchange (as defined under the Tax Act) (which includes the TSXV), if issued on the date hereof, would be qualified investments under the Tax Act and Regulations for trusts governed by registered retirement savings plans (an “RRSP”), registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (a “TFSA”) (each, a “Deferred Plan”). The Warrants will be a qualified investment for a Deferred Plan provided that the Warrant Shares are listed on a designated stock exchange (as defined under the Tax Act) and the Corporation is not a “connected person” under the Deferred Plan. A “connected person” is defined in the Regulations, in relation to a Deferred Plan, as a person who is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, the Deferred Plan as well as any other person who does not deal at arm’s length with that person.
It is not anticipated that Deferred Plans will subscribe for Flow-Through Shares as Deferred Plans will not benefit from a deduction in respect of CEE as defined under the Tax Act and as described below under “Canadian Federal Income Tax Considerations”. However, subscribers may wish to transfer their Flow-Through Shares to their RRSP or TFSA following the initial purchase. Subscribers who intend to contribute all or a portion of their Flow-Through Shares to an RRSP or a TFSA should consult their own tax advisors as to the tax consequences of such a contribution, having regard to their own particular circumstances.
The Shares, Warrants, Flow-Through Shares and Warrant Shares will not be a “prohibited investment” for a particular trust governed by a TFSA provided that the holder deals at arm’s length with the Corporation and does not have a “significant interest” in the Corporation or a person or partnership with which the Corporation does not deal at arm’s length for purposes of the Tax Act. Generally, a holder will not have a significant interest in the Corporation unless the holder, and/or persons not dealing at arm’s length with the holder, owns directly or indirectly 10% or more of the issued shares of any class of the capital of the Corporation or of a corporation related to the Corporation. Holders of trusts governed by a TFSA should consult their own tax advisors to ensure that the Shares, Warrants, Flow-Through Shares or Warrant Shares would not be a prohibited investment in their particular circumstances.

THE CORPORATION
The Corporation was incorporated on June 6, 2007 pursuant to the Canada Business Corporations Act under the name “Quest Uranium Corporation — Corporation Uranium Quest”. On August 30, 2007, the Corporation obtained Articles of Amendment, allowing its Board of Directors to appoint additional directors between meetings of shareholders. On April 21, 2010, the Corporation obtained Articles of Amendment, changing its corporate name to “Quest Rare Minerals Ltd. — Minéraux Rares Quest Ltée”.
The Corporation’s registered and head office is at 1155 University Street, Suite 1308, Montreal, Québec H3B 3A7.
BUSINESS OF THE CORPORATION
The Corporation is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. The Corporation’s 2009 exploration program led to the discovery of a new rare earth metal deposit, the B-Zone, on the Corporation’s Strange Lake property in northeastern Québec. The Corporation recently completed an Inferred Resource Estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. In addition, the Corporation announced the discovery of a new area of rare earth element (REE) mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake project. The Corporation continues to pursue high-value rare earth project opportunities throughout North America.
Reference is made to the sections entitled “General Development of the Business” and “Business of the Corporation and Description of Properties” at pages 3 to 5 and pages 5 to 17, respectively, of the AIF.
RECENT DEVELOPMENTS
Loan from SIDEX
On September 9, 2010, the Corporation received a loan from SIDEX, société en commandite (“SIDEX”) in an amount of $1.5 million (the “Loan”) pursuant to a loan agreement dated September 3, 2010 between the Corporation and SIDEX. The Loan is for a term of 18 months and may be repaid by the Corporation at any time upon 30 days’ notice. SIDEX may, at its option, convert the Loan into common shares of the Corporation at any time at a price of $3.00 per share, representing a total of 500,000 common shares. The Corporation intends to use the proceeds from the Loan for exploration of the Strange Lake property and for working capital.
The Loan bears interest at an annual rate of 9%. Interest will be paid semi-annually, at the Corporation’s option in cash or common shares of the Corporation. If interest is paid in common shares of the Corporation, the shares will be issued at a price per share equal to the weighted average trading price of the Corporation’s common shares on the TSXV for the 20 trading days preceding the due date of the interest. Payment of interest in shares by the Corporation, if any, is subject to regulatory approval.
In connection with the Loan, the Corporation issued 500,000 common share purchase warrants to SIDEX. Each warrant entitles its holder to acquire one additional common share of the Corporation at a price of $3.25 until February 3, 2012.
As security for the Loan, the Corporation granted a hypothec in an amount of $1.5 million in favour of SIDEX over the Corporation’s present and future tax credits or other amounts to be received from the Ministère du Revenu du Québec or Canada Revenue Agency on account of the Corporation’s mining exploration costs.

Strange Lake — Preliminary Economic Assessment
The following text in this section “Strange Lake — Preliminary Economic Assessment” is taken from section 1 (“Summary”) of a technical report dated September 24, 2010, as revised, entitled “Preliminary Economic Assessment on the Strange Lake B Zone, Quebec” (the “PEA Report”), with the exception of Table 17.13 and the sentence immediately preceding it, which are taken from section 17 of the PEA Report. The PEA Report was prepared in accordance with National Instrument 43-101 Standards of Disclosure For Mineral Projects by Messrs. Mike McLaughlin, P.Eng., Aleksandar Zivkovic, P.Eng., Paul Daigle, P.Geo., Peter Broad, P.Eng. and Wenchang Ni, P.Eng. of Wardrop, A Tetra Tech Company (“Wardrop”). Messrs. McLaughlin, Zivkovic, Daigle, Broad and Ni are qualified persons who are independent from the Corporation within the meaning of National Instrument 43-101. The PEA Report is available under the Corporation’s profile on SEDAR at www.sedar.com. The preliminary economic assessment set out in the PEA Report is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
The following is a preliminary economic assessment (PEA) report on the Strange Lake B-Zone Project where Quest holds a 100% interest in the Strange Lake Property (the Property). The Property is located in northern Québec Province, Canada, approximately 175 km northeast of Schefferville, Québec (PQ) and 125 km west of Nain, Newfoundland and Labrador (NL).
Quest has retained Wardrop, A Tetra Tech Company (Wardrop) to complete a National Instrument 43-101 (NI 43-101) Compliant PEA Report on the Strange Lake B-Zone Project. Wardrop has been involved with the Strange Lake B-Zone since September 2009 by completing an NI 43-101 compliant technical report and resource estimate on the Property in April 2010.
The following PEA report conforms to the standards set out in NI 43-101, Standards and Disclosure for Mineral Projects and is in compliance with Form 43-101F1.
The Qualified Persons responsible for this report are: Peter Broad, Lead Senior Metallurgist, Mike McLaughlin, Project Manager, and Wenchang Ni, Senior Mining Engineer, all employees with Wardrop. Paul Daigle, Senior Geologist with Wardrop, assisted in the preparation of this report.
The site visit was conducted by Mr. Ni and Mr. Daigle from August 8 to 12, 2010. Mr. Ni and Mr. Daigle were accompanied on the site visit by Pierre Guay, Exploration Manager, and Patrick Collins, Senior Project Geologist, both employees with Quest. The site visit was conducted to evaluate the area for mining infrastructure and to review the core logging and sampling procedures and facilities and the core storage areas.
1. Site Location
The Property is located in northern Québec Province, Canada approximately 175 km northeast of Schefferville, PQ and 125 km west of the Voisey’s Bay, NL. The Property is defined by the mineral rights to 1,333 mineral claims in the provinces of PQ and NL, currently 100% held by Quest, and covers a total area of approximately 54,000 ha.
2. Site Geological Setting
The Strange Lake Project “lies within the Paleoproterozoic Rae or Southeastern Churchill Province (SECP) located in the northeastern Canadian Shield of Quebec and Labrador. The SECP is thought to have formed as a result of oblique collisions involving the Superior and Nain cratons with a third intervening Archean block. Mapping has defined a number of distinctive, north-south trending lithotectonic domains within the SECP east of the Labrador Trough. From west to east these domains include: the Labrador Trough, the Laporte, the Lac Tudor Shear Zone, the De Pas, the George River Shear Zone, the Mistinibi-Raude and the Mistastin.” (Chamois and Cook, 2007)
The majority of the Property is located in the Mistinibi-Raude domain, but also lies within the Mistastin domain to the east, the George River Shear Zone and the De Pas domains to the west (Beauregard and Gaudreault, 2009).
The Property is underlain mainly by the post-tectonic Mistatin Batholith that dominates the area. This composite body includes monzonitic, granitic, granodioritic and rapakivi-type granitic phases. A small late stage peralkaline intrusion, the Strange Lake granite, is thought to be related to the Mistastin Batholith. The batholith has intruded a series of amphibolites to granulite facies gneisses of granitic to granodioritic composition.
The Strange Lake deposit is part of a post-tectonic, peralkaline granite complex, which has intruded along the contact between older gneisses and monzonite of the Churchill Province of the Canadian Shield (Beauregard and Gaudreault, 2009).
The Complex is sub-circular and consists of generally concentric, high-level granitic intrusions bounded by sharp contacts with country rocks. Ring faults, at or near the contact of the alkalic complex, dip outward at low to moderate angles (20°- 35°). At the geometric centre of the complex is a small (approximately 1.5 km2) stock of medium grained, generally non-porphyritic “exotic-rich” granite with very high overall values of zirconium, niobium, yttrium and REE. Rooted within this medium grained granite stock are dykes of aplite-pegmatite that contain significant values of rare metals.
3. Exploration
In 2009, Quest conducted an exploration program that included: geological reconnaissance mapping, outcrop and grab sampling, trenching, and diamond drilling. A total of 3,930.5 m of drilling from 49 drill holes was completed on the Property with 2,180.7 m drilled from 19 drill holes over the B-Zone deposit. An additional 340.0 m from five drill holes were drilled into the B-Zone deposit for a bulk sample that weighed approximately 1,014.3 kg. The bulk sample was sent to Hazen Research Inc. (Hazen) for metallurgical test work.
During the summer/autumn of 2010, Quest continued its exploration by establishing a 15,000 m drill program and a bulk sampling program of mineralized outcrop. The 2010 exploration program was in progress at the time of completion of this report.
4. Mineral Resource Estimate
In April 2010, Wardrop completed an NI 43-101 Compliant Resource Estimate for the B-Zone deposit at the Strange Lake Project. The mineral resource for the Strange Lake B-Zone deposit is categorized as an Inferred Resource, based on the absence of metallurgical data, economic parameters and drill hole spacing. No recoveries were applied to the interpolated estimates as the metallurgical test work at the time of completion was pending. Historical test work was conducted in the mid-1980’s but was not considered valid due to technological advances in the recoveries of rare earth oxide s (REOs) since that time.
The mineral resource estimate for the Strange Lake B-Zone deposit, at 0.85 total rare earth oxide (TREO)% cut-off grade is: 0.999 TREO%, 1.973 zirconium oxide (ZrO2)%, 0.208 niobium oxide (Nb2O5)%, 0.053 hafnium oxide (HfO2)% and 0.082 beryllium oxide (BeO)%. The results of the resource estimate are presented in Table 1.1 at various cut-off grades above and below the 0.85 TREO% cut-off grade.
Table 1.1 Inferred Resource Estimate for the Strange Lake B-Zone Deposit

			Proportion of
TREO%	Tonnes		HREO* in
Cut-off	(x000 t)	TREO%	TREO%	ZrO2%	Nb2O5%	HfO2%	F%**	BeO%
1.20%	11,809	1.354	51%	2.097	0.291	0.055	0.908	0.129
1.10%	21,757	1.260	50%	2.101	0.272	0.056	0.861	0.119
1.00%	40,388	1.161	47%	2.069	0.248	0.056	0.842	0.108
0.95%	54,560	1.112	46%	2.051	0.236	0.055	0.818	0.100
0.90%	82,541	1.048	44%	2.008	0.220	0.054	0.773	0.090
0.85%	114,823	0.999	43%	1.973	0.208	0.053	0.729	0.082
0.80%	133,654	0.975	43%	1.957	0.203	0.053	0.705	0.078
0.70%	137,639	0.970	43%	1.955	0.202	0.053	0.697	0.077

*	includes yttrium oxide (Y2O3)

**	F — fluorine

Table 17.13 presents the individual REOs, which make up the TREO, at various TREO% cut-off grades.
Table 17.13 Inferred Resource Estimate for the Strange Lake B Zone Deposit*

TREO
CUTOFF	TONNES	LA2O3	CE2O3	PR2O3	ND2O3	SM2O3	EU2O3	GD2O3	TB2O3	DY2O3	HO2O3	ER2O2	tm2o3	YB2O3	LU2O3	y2o3
(%)	(X000T)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
1.20%	11,809	0.148	0.316	0.036	0.124	0.033	0.002	0.038	0.009	0.066	0.015	0.046	0.008	0.046	0.006	0.461
1.10%	21,757	0.143	0.305	0.034	0.120	0.032	0.002	0.035	0.009	0.059	0.013	0.041	0.007	0.041	0.005	0.413
1.10%	40,388	0.139	0.296	0.033	0.116	0.030	0.002	0.032	0.008	0.052	0.012	0.035	0.006	0.037	0.005	0.360
0.95%	54,560	0.137	0.291	0.032	0.114	0.028	0.002	0.030	0.007	0.048	0.011	0.033	0.006	0.034	0.004	0.334
0.90%	82,541	0.134	0.282	0.031	0.110	0.027	0.002	0.028	0.006	0.044	0.010	0.030	0.005	0.031	0.004	0.302
0.85%	114,823	0.132	0.274	0.030	0.107	0.026	0.002	0.027	0.006	0.041	0.009	0.028	0.005	0.029	0.004	0.281
0.80%	133,654	0.130	0.269	0.030	0.105	0.025	0.001	0.026	0.006	0.039	0.009	0.027	0.005	0.028	0.004	0.271
0.70%	137,639	0.129	0.268	0.030	0.105	0.025	0.001	0.026	0.006	0.039	0.009	0.027	0.005	0.028	0.004	0.269

(*)	Individual Oxides of the TREO
5. Open Pit Mining
The open pit was designed using a two-stage approach. The first stage identified an optimum pit shell using the Lerchs-Grossman pit optimization method using Whittle software. In the second stage, phase mining and production schedules were developed, equipment selections were performed and the capital and operating costs were estimated.
For this project, Wardrop determined that the mining operation will use a conventional (truck and shovel) open pit mining method The mine will provide mill feed of ore at a rate of 4,000 t/d starting from the middle of the second year of the mine life.
The selected base case pit contains 87.5 Mt of mineable resource (ore) with an average grade 0.96% TREO. The overall stripping ratio is 0.23 t/t (waste/ore). Although the whole mine life is about 62 years, Wardrop conducted a production schedule only for the first 25 years of the mine life, because the rare earth market may be difficult to be accurately predicted for the long term.
To prioritize high grade ore and to balance stripping ratio of mine life, the overall mining sequence was developed in three phases: one initial pit phase (Phase I) and two pushback phases (Phase II and Phase III). The mine development for the ore and the waste will progress using 12 m high benches.
It is proposed that the operation will be carried out with an equipment fleet comprising a single 193 mm (diameter) rotary blast hole drill rig for mineable resource (ore) and waste, a 6.5 m3 (bucket capacity) hydraulic face shovel with a fleet of 55-tonne haul trucks. These will be supplemented with support equipment of grader, dozers, and backhoe excavator, etc.
6. Tailings Management Facility
The Strange Lake project includes the development of a new tailings management facility (TMF) at a “green field” site located approximately 125 km east of the mine site and approximately 6 km south of the proposed process plant site in the Northern Atlantic Ocean coastal area. Both the process plant and the TMF locations are assumed in an area between the Voisey’s Bay and Anaktalak Bay. A ring dam capable of containing 39.5 Mt (22.5 M m3) of tailings is considered in the subject PEA.
Site zones in the Voisey’s Bay area are underlain mostly by granular materials that are either underlain by, or contain, deposits of silt and clay. Permafrost is reported to be a common feature where soil depths and thermal conditions are suitable. At the time of writing, the effluent from the tailings impoundment is not considered to be a potential environmental concern.
Geotechnical designs presented herein are highly conceptual and consider use of local mineral soil for the earth embankments. Local topographic conditions in the proposed TMF area lend themselves to containing the conventional wet tailings by earthen dams. Details of local topography will determine if a ring dam or series of dams will be required for TMF.
The dam design section conservatively assumes the use of local potentially acid generating granular materials (PAG) materials and also a competent granular foundation. Consequently, an upstream clay lining is factored in the design section to impede seepage of tailings pore water through PAG dam fill materials. On closure the impoundment would require soil cover configured to divert surface runoff into discharge structures constructed of NAG materials and further into the natural environment. Also, dam fill materials will be capped with low permeability soil covers.
On a preliminary basis, capital cost expenditure in the order of $20 M is estimated for the construction of the ultimate ring dam. The cost of the starter embankment construction is estimated to be in the order of $5 M, which is approximately 25% of the cost for the construction of the ultimate embankment.
Path forward will include a Prefeasibility level site investigation for determination of geotechnical and hydrogeological parameters in relation to subsurface conditions impacting the design. A borrow search for NAG granular and low permeability material is indispensable and will form a part of the investigation. There are indications of permafrost in the study area and this requires confirmation through further research and/or investigation.
7. Environmental Considerations
7.1 Environmental Setting
The project involves two sites of activity. An open pit mine is proposed at Strange Lake, which is located along the northern Québec/Labrador border, with a mill facility located 125 km to the east at Anaktalak Bay in Labrador.
No environmental baseline studies (EBS) have been conducted specifically to support the project. Baseline environmental studies typically are conducted over a minimum of 12 continuous months to provide coverage of all four seasons. Studies often continue beyond the minimum 12 month period, particularly in cases of abnormal seasonal conditions. This may apply to the Strange Lake project.
7.2 Environmental Assessment and Permitting
On November 11, 1975, The James Bay and Northern Québec Agreement (JBNQA) was signed and on January 31, 1978, the Northeastern Québec Agreement (NEQA) was signed. The JBNQA and the NEQA provide for consultative bodies to advise governments on policies and regulations that may have an impact on the environment and the social conditions of Aboriginal communities (INAC 2002). Mining operations are automatically subject to an environmental impact assessment under Section 22 of the JBNQA and generally follow a five step process as follows:
1.	Proponent’s preliminary information

2.	Assessment

3.	Impact Study

4.	Review

5.	Decision
Regarding provincial regulatory processes, the planned location of the mining operations in Québec and processing operations in Labrador will require environmental reviews under the applicable laws of Québec for the mine and of Newfoundland and Labrador for the mill and tailings management facility.
Federal regulatory processes are determined after a project description is submitted to the federal authorities such as Environment Canada, Health Canada, Fisheries and Oceans Canada, and Transport Canada. The proposed mine, with a planned production rate of 4,000 tonnes/day, would undergo a comprehensive study in the event that a federal approval is required.
7.3 Community and Aboriginal Engagement
The purpose of this program is to ensure that all potentially affected persons, businesses, and communities have a full understanding of the project. In addition to a continuing public engagement program, it may be necessary to negotiate an impact/benefit agreement (IBA) with potentially affected stakeholder groups.
8. Processing
Wardrop has based the current study on a beneficiation, leach and solvent extraction process to produce a single TREO concentrate and two non rare earth oxide concentrates, namely Zr2O5 and NbO2 It may be possible for the single TREO concentrate to be converted to individual rare earth oxides, and Quest is currently undertaking metallurgical test work with Hazen Research to make this determination.
The metallic concentrate at Strange Lake is basically a mixed carbonate, phosphate silicate mix. The Mitsui (1992) conclusion was that the main concentrate mineral is kainosite, monazite, which is a complex phosphate, and bästnasite, a carbonate fluoride.
Initial testing by Hazen Research has shown that the silicates consume less acid than other comparable rare earth deposits. The development of improved flotation and solvent extraction reagents are a good indication that recovery and grade will be higher than indicated in the 1982-92 historical testwork. This will need to be confirmed, and thus the operating costs are based on the historical data. It must be noted that preliminary test results reported by Hazen indicate rare earth oxide recoveries to solution of between 77% and 93%. Optimization of these base-case test results is currently being investigated in an attempt to reduce input costs in the metallurgical processing of the Strange Lake mineralization.
The new harbour facility built at Anaktalaka Bay by Vale, 125 km from the proposed Strange Lake mine site to the east, along an exposed esker, has the potential synergy of reducing infrastructure costs and easing environmental issues.
The project proposes operating the beneficiation, leach and solvent extraction process on a barge and minimizing the disturbed land area.
Wardrop has reviewed the cost of trucking the ore versus pumping it from the mine to the mill. The cost of pumping the ore was calculated to be $14.57/t and the cost for trucking the ore was calculated to be $16.22/t. The cost benefits of a pipeline are even more significant if the ore is sorted before pumping to remove inert gangue. Wardrop considers the soft granular ore will prove conducive to high pressure grinding rolls, which will be one of several operating cost factors that will be the subject of further study.
Capital and operating costs are based on the earlier flow-sheets, including flotation, acid leach/baking and a single TREO product from Solvent extraction. Additional cost benefits are realized in this project by utilizing the Vale by-product of sulphur pastilles from its Long Harbour facility in Newfoundland as a cheaper source of sulphuric acid generation. The use of sulphur pastilles also eliminates the high environmental risk of transporting liquid sulphuric acid to site.
9. Capital Costs
The total capital costs presented in the study are $563,370,938 and are separated into Direct Capital costs and Indirect Capital costs. The Direct Capital costs breakdown is shown in Table 1.2.
Table 1.2 Direct Capital Costs

Site Development	CAN$	$30,850,000.00
Site Utilities and Storage	CAN$	$47,640,000.00
Road Construction	CAN$	$35,000,000.00
Mining O/P	CAN$	$17,150,878.00
Processing	CAN$	$206,908,293.00
Infrastructure	CAN$	$29,970,000.00
Tailings Management Facilities	CAN$	$20,430,000.00
Closure / Reclamation Costs	CAN$	$9,450,000.00
Total Direct Costs	CAN$	$397,399,171.00
The Indirect Capital Costs breakdown is shown in Table 1.3.
Table 1.3 Indirect Capital Costs

Owners Costs	CAN$		$11,921,975.13
Indirect Costs	CAN$		$74,700,000.00
Contingency	CAN$		$99,349,792.75
Salvage	CAN$	-$	20,000,000.00
Total Indirect Costs	CAN$		$165,971,767.88
10. Operating Costs
The total operating cost for the mine and processing is CND$3,527,410,620 which equates to CDN$101.94 per ton of ore milled. The breakdown of operating costs is shown in Table 1.4

Table 1.4 Operating Costs (per tonne ore milled)

Mining	$5.07	CAN$/t	$240,708,390.00
Processing	$59.05	CAN$/t	$2,003,507,450.00
G & A	$2.47	CAN$/t	$83,804,630.00
Supplies and Materials Transportation	$20.78	CAN$/t	$705,044,620.00
Ore Pumping	$14.57	CAN$/t	$494,345,530.00
Total Operating Cost	$101.94	CAN$/t	$3,527,410,620.00
The mine manpower requirements have been defined as Mine Staff: 22 persons and Mine Labour: 68 persons for a total of 80 persons. The mill manpower requirements have been defined as Mill Operations: 71 persons and Mill Maintenance: 38 persons for a total of 109 persons. A total mine and mill workforce of 189 persons has been estimated for the purposes of this economic model.
11. Economic Analysis
11.1 Metal Pricing
The metal price used in the economic analysis is shown below in Table 1.5
Table 1.5 Metal Prices

Metal	Metal Price	Units
TREO	$21.94	US$/kg
Nb2O5	$45.00	US$/kg
ZrO2	$3.77	US$/kg
Using the prices in Table 1.5 which represent 2007 trailing three year average or 2007 spot prices and weighting according to the distribution of rare earth oxides reported in the Strange Lake deposit, the value of TREO is calculated at US$21.30/kg. The TREO metal price selected for the economic analysis was chosen to be the previously published projection from an NI 43-101 compliant 2010 study for TREO. While this is not necessarily an accurate price for the specific Strange Lake TREO, it can be accepted as a conservative price.
The current three year average pricing for rare metal oxides acquired from Asia Metals results in a trailing three-year average price for the Strange Lake TREO of approximately US$36.00/kg. The TREO value of US$36.00 using 2010 three year historical trailing pricing was optimized to reflect the distribution of rare earth oxides found in the Strange Lake deposit. The TREO metal price selected for the economic analysis was reduced to US$21.94 to equal a previously published projection from a NI 43-101 compliant 2010 study for TREO. This represents a 39% reduction from the 2010 Strange Lake optimized price. While this is not necessarily an accurate price for the specific Strange Lake TREO, it can be accepted as a conservative price.
The TREO metal price selected for the economic analysis was chosen to be the previously published projection from a NI 43-101 compliant 2010 study for TREO. While this is not necessarily an accurate price for the specific Strange Lake TREO, it can be accepted as a conservative price.
11.2 Financial Analysis
The financial analysis considered a total of 33.9 million tonnes of ore. Using an exchange rate of $1.042 Cdn$/US, the pre-tax internal rate of return (IRR) for the project has been calculated at 36.36%. Additionally, the total revenue before taxes from metal sales will be $7.97 billion during a life of mine (LOM) of 25 years. Table 1.6 illustrates the net present value (NPV) for the project at variable discount rates.
Table 1.6 Net Present Value and Internal Rate of Return

Item	Amount
Pre-tax & Pre-finance NPV @ 6%	$3,149,211,228
Pre-tax & Pre-finance NPV @ 8%	$2,383,979,541
Pre-tax & Pre-finance NPV @ 10%	$1,825,703,831
Pre-tax & Pre-finance NPV @ 12%	$1,410,907,859
Pre-tax & Pre-finance NPV @ 15%	$969,415,008
Pre-tax & Pre-finance NPV @ 20%	$521,691,996
Project IRR	36.36%
Based on the sensitivity analysis of capital costs, operating costs and metal prices, it is clear that the project is most sensitive to the metal prices, much less sensitive on capital costs and least sensitive on operating cost. As well, sensitivity on the reduction of revenue from the non TREO oxides was conducted. The analysis resulted in an IRR of almost 19% if the project recognized 0% of the revenue from non TREO metals. Thus the TREO value alone results in an acceptable IRR.
The following text is taken from section 30 (“Recommendations”) of the PEA Report.
Future Work
The recommended work has been identified to fall into one of two categories. The grand total cost taking into account both categories is $22,553,900. It is anticipated that based on the strength of the Preliminary Economic Assessment for the Strange Lake deposit, Quest Rare Minerals will proceed with work leading to the completion of a detailed Prefeasibility Study. Decisions regarding proceeding with Feasibility level work will depend on the results of the Prefeasibility Study. The two categories used to define the future work are:
•	Prefeasibility Level and Preliminary Environmental Costs

•	Feasibility Level and Ancillary Detail Design Costs.
The prefeasibility work focuses on field work that will include drilling for geological definition, metallurgical testing and geotechnical testing. Environmental work will also be required to start in this phase. This will include Environmental Impact Assessments and Baseline Studies, Biological Field work and public engagement sessions. The estimated total cost of the effort defined in this category is $13,748,000.
The feasibility level work includes bringing all required data, specifically geological and metallurgical, to the feasibility level. Detail design for items such as the road to the coast, site development at Strange Lake and the coastal areas, the barge mill and other ancillary items will need to be initiated. The estimated total cost of the effort defined in this category is $8,805,000.
See “Use of Proceeds” below.
Effect of Various Known Factors on Mineral Resource Estimate
The mineral resource estimate referred to in section 4 above (Mineral Resource Estimate) may be materially affected by a variety of known factors. According to the PEA Report, these known factors include, among others: (i) environmental considerations; (ii) market trends for rare earth elements, especially as regards policies of the People’s Republic of China with respect to supply of such elements; (iii) changes to mining tax rules of the Province of Québec; and (iv) risks associated with processing of minerals. The foregoing are in addition to the general risk factors associated with the business of the Corporation, referred to or incorporated by reference under “Risk Factors” in this prospectus.
CAPITALIZATION
There have been no material changes in the Corporation’s share or loan capital since July 31, 2010, the end of the Corporation’s most recent quarter in respect of which the Corporation has filed financial statements, other than the Loan in the amount of $1.5 million from SIDEX to the Corporation pursuant to the loan agreement dated September 3, 2010, as described above under “Recent Developments — Loan from SIDEX”.
Since July 31, 2010, the Corporation has issued an aggregate of 1,076,666 common shares upon the exercise of stock options and an aggregate of 35,801 common shares upon the exercise of common share purchase warrants and “broker warrants”.
Assuming that the Offering is comprised of 8,235,300 Units and 2,300,000 Flow-Through Shares, the Corporation will issue 10,535,300 common shares and 4,117,650 Warrants in the Offering (11,770,595 common shares and 4,735,297 Warrants if the Over-Allotment Option is exercised in full).
USE OF PROCEEDS
The estimated net proceeds of this Offering to the Corporation will be approximately $43,410,000 (assuming that the Offering is comprised of 8,235,300 Units and 2,300,000 Flow-Through Shares), after deducting the Agents’ commission and estimated expenses of the Offering. The Corporation intends to use the net proceeds from the Offering as set out in the table below:

Strange Lake B-Zone
Pre-feasibility study and preliminary environmental costs	$13,750,000
Project contingency (20%)	2,750,000

Total project costs	$16,500,000

Feasibility study	$8,805,000
Contingency (20%)	1,761,000

Total costs	$10,566,000

Misery Lake
Exploration	$4,200,000
Working capital	$12,144,000

Total	$43,410,000

Pending such use, the Corporation may invest some of the net proceeds in short-term investment-grade securities or bank deposits. The Corporation will use the gross proceeds from the sale of the Flow-Through Shares to incur CEE, which will be renounced to subscribers for the Flow-Through Shares effective December 31, 2010. See “Canadian Federal Income Tax Considerations”.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
Offering
The Offering consists of Units and Flow-Through Shares. Each of the Units is comprised of one Share and one-half of a Warrant. The Units will separate into Shares and Warrants immediately upon the closing of the Offering. The Units are offered at the Unit Offering Price of $4.25 while the Flow-Through Shares are offered at the Flow-Through Share Offering Price of $5.00. The Units and Flow-Through Shares are offered separately.
Common Shares
The Shares and Flow-Through Shares are common shares in the share capital of the Corporation. Reference is made to the section entitled “Capital Structure” at page 23 of the AIF for a description of the Corporation’s common shares. As at the date hereof, 44,798,206 common shares of the Corporation are issued and outstanding.
Flow-Through Shares
The Flow-Through Shares will be common shares issued as “flow-through shares” under the Tax Act. The Corporation will incur on or before December 31, 2011, and renounce to each subscriber for Flow-Through Shares, effective on or before December 31, 2010, CEE in an amount equal to the aggregate purchase price paid for the Flow-Through Shares by such subscriber. See “Canadian Federal Income Tax Act Considerations”.
Subscriptions for Flow-Through Shares will be made pursuant to one or more subscription agreements to be entered into between the Corporation and one or more of the Agents, as agents for, on behalf of and in the name of, all subscribers for Flow-Through Shares (the “Flow-Through Share Subscription Agreements”). A subscriber who places an order to purchase Flow-Through Shares with one of the Agents will be deemed to have authorized such Agent to execute and deliver, on the subscriber’s behalf, a Flow-Through Share Subscription Agreement. The execution and delivery of a Flow-Through Share Subscription Agreement by one of the Agents, as agent on behalf of a subscriber, will bind such subscriber to the terms thereof as if such subscriber had executed the Flow-Through Share Subscription Agreement personally. The Agents acknowledge that they will have the authority to bind a subscriber to the Flow-Through Share Subscription Agreement upon receipt of an order to purchase Flow-Through Shares from such subscriber.
Pursuant to the Flow-Through Share Subscription Agreements, the Corporation will covenant and agree: (i) to incur on or before December 31, 2011 and renounce to the subscriber effective on or before December 31, 2010, CEE in an amount equal to the aggregate purchase price paid by such subscriber for the Flow-Through Shares, (ii) that the CEE will qualify, for eligible subscribers in Québec, for the additional deduction in respect of certain exploration expenses incurred in Québec and the additional deduction in respect of certain surface mining exploration expenses incurred in Québec, such that eligible subscribers in Québec will be entitled to deduct, for Québec income tax purposes, 150% of the purchase price paid for the Flow-Through Shares, (iii) that the CEE will be expenses described in paragraphs (a) through (d) of the definition of “flow-through mining expenditure” in subsection 127(9) of the Tax Act, and (iv) that if the Corporation does not renounce to such subscriber CEE equal to such amount, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Corporation will indemnify the subscriber in an amount equal to the amount of any tax payable under the Tax Act (and under any corresponding provincial legislation) by the subscriber as a consequence of such failure or reduction. The Flow-Through Share Subscription Agreements will contain additional representations, warranties, covenants and agreements by the Corporation in favour of subscribers for Flow-Through Shares which are consistent with and supplement the Corporation’s obligations as described in this prospectus.
The Flow-Through Share Subscription Agreements will also provide representations, warranties and agreements of the subscriber, and by its purchase of Flow-Through Shares each subscriber for Flow-Through Shares offered under this prospectus will be deemed to have represented, warranted and agreed, for the benefit of the Corporation and the Agent that is signatory thereto, that: (i) the Flow-Through Share Subscription Agreement is subject to acceptance by the Corporation and is effective only upon such acceptance; (ii) neither the subscriber nor any beneficial purchaser for whom it is acting is a non-resident of Canada for the purposes of the Tax Act; (iii) the subscriber, and any beneficial purchaser for whom it is acting deals, and until January 1, 2012 will continue to deal, at arm’s length with the Corporation for purposes of the Tax Act; (iv) the subscriber, if an individual, is of the full age of majority and otherwise is legally competent to enter into the Flow-Through Share Subscription Agreement; (v) the subscriber, if other than an individual, has the necessary capacity and authority to enter into the Flow-Through Share Subscription Agreement and has taken all necessary action in respect thereof; (vi) the liability of the Corporation to renounce CEE is limited to the extent specifically stated herein and in the Flow-Through Share Subscription Agreement; (vii) other than as provided herein and in the Flow-Through Share Subscription Agreement, the subscriber waives any right that it may have to any potential incentive grants, credits and similar or like payments or benefits which accrue as a result of the operations relating to CEE and acknowledges that all such grants, credits, payments or benefits accrue exclusively to the benefit of the Corporation; and (viii) the subscriber has received and reviewed a copy of this prospectus.
Warrants
The following is a summary of the principal attributes of the Warrants and refers to the Warrant Indenture mentioned hereunder. A copy of the Warrant Indenture may be obtained on request from the Secretary of the Corporation.
Each full Warrant entitles its holder, upon the payment of the exercise price of $5.00, to purchase one Warrant Share for a period of 18 months from the date of closing of this Offering. Certificates representing the Warrants will be issued to subscribers for Units through a book-entry system. See “Plan of Distribution”.
The Warrants will be governed by an agreement to be entered into prior to the closing of the Offering (the “Warrant Indenture”) between the Corporation and Computershare Trust Company of Canada, as trustee (the “Trustee”). The Corporation will designate the Trustee, in its Montreal and Toronto offices, as agent for the Warrants where the Warrants can be surrendered for exercise or exchange. Prior to the closing of the Offering, the Corporation may name any other agent with respect to the Warrants.
The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:
(i)	the issuance of common shares of the Corporation or securities exchangeable for or convertible into common shares of the Corporation to all or substantially all of the holders of the common shares of the Corporation by way of a stock dividend or other distribution (other than a dividend paid in the ordinary course or a distribution of common shares upon the exercise of any outstanding warrants or options);

(ii)	the subdivision, redivision or change of the common shares of the Corporation into a greater number of shares;

(iii)	the consolidation, reduction or combination of the common shares of the Corporation into a lesser number of shares;

(iv)	the issuance to all or substantially all of the holders of the common shares of the Corporation of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase common shares of the Corporation, or securities exchangeable for or convertible into common shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, of the common shares of the Corporation on such record date; and

(v)	the issuance or distribution to all or substantially all of the holders of the common shares of the Corporation of securities of the Corporation, including rights, options or warrants to acquire shares of any class or securities exchangeable or convertible into any such shares or property or assets and including evidences of indebtedness, or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:
(i)	the reclassification of the common shares of the Corporation;

(ii)	the amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity (other than an amalgamation, arrangement or merger which does not result in any reclassification of the outstanding common shares of the Corporation or a change of the common shares into other shares); or

(iii)	the transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.
No adjustment in the exercise price or number of Warrant Shares will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price or a change in the number of Warrant Shares purchasable upon exercise by at least one one-hundredth (1/100th) of a common share of the Corporation, as the case may be.
The Corporation will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to Warrant holders of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.
No fraction of a Warrant Share will be issued upon the exercise of a Warrant and no cash payment will be made in lieu thereof. Warrant holders are not entitled to any voting rights or pre-emptive rights or any other rights conferred upon a person as a result of being a holder of common shares of the Corporation.
PLAN OF DISTRIBUTION
Pursuant to an agency agreement (the “Agency Agreement”) dated October 7, 2010 between the Corporation and Agents, the Agents have agreed to distribute, on a best-efforts agency basis, subject to issuance by the Corporation, in accordance with the terms and conditions of the Agency Agreement, 8,235,300 Units and 2,300,000 Flow-Through Shares at a price of $4.25 per Unit and $5.00 per Flow-Through Share, for aggregate gross proceeds to the Corporation of $46,500,025. The Units and Flow-Through Shares are offered separately. The Unit Offering Price and Flow-Through Share Offering Price have been determined by negotiation between the Corporation and Agents.
The Agency Agreement provides, among other things, that the Corporation will pay the Agents a commission of $0.255 per Unit and $0.30 per Flow-Through Share issued and sold pursuant to the Offering, representing 6% of the Unit Offering Price and Flow-Through Share Offering Price, respectively.
The Agents have agreed to distribute the Units and Flow-Through Shares on a “best-efforts” agency basis but are not required to subscribe for any Units or Flow-Through Shares. The obligations of the Agents pursuant to the Agency Agreement may be terminated based on their assessment of the state of the financial markets or if certain events set out in the Agency Agreement occur.
The Corporation has granted the Over-Allotment Option to the Agents, pursuant to which the Agents may purchase, for a period of 30 days following the final closing of this Offering, additional Units in a maximum number equal to 15% of the number of Units sold pursuant to the Offering, solely to cover the Agents’ over-allocation position, if any. The additional Units, if any, will be issued and sold at the Unit Offering Price. The Agents may elect to fill their over-allocation position, if any, by exercising the Over-Allotment Option for additional Units only, for Warrants forming part of the additional Units only (and purchasing common shares of the Corporation in the secondary market), or for any combination thereof, provided that the number of Warrants that the Agents may purchase on exercise of the Over-Allotment Option shall not exceed a number equal to one-half of the aggregate number of common shares of the Corporation, if any, purchased by the Agents in the secondary market and the number of additional common shares acquired from the Corporation upon the exercise of the Over-Allotment Option to cover over-allotments of Units. The purchase price of each Warrant, if purchased alone pursuant to the Over-Allotment Option, will be $0.50. This prospectus qualifies the distribution of the Over-Allotment Option and Over-Allotment Units. A purchaser who acquires Units forming part of the Agents’ over-allocation position acquires those securities under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

As additional compensation, the Corporation has granted the Compensation Options to the Agents, entitling them to acquire the Compensation Shares in a number that is equal to 5% of the total number of Units and Flow-Through Shares issued and sold hereunder, including pursuant to the exercise, if any, of the Over-Allotment Option. The Compensation Options may be exercised at any time during a period of 18 months following the date of their grant at a price equal to the Unit Offering Price or Flow-Through Share Offering Price, as the case may be. This prospectus qualifies the distribution of the Compensation Options.
Subscription proceeds will be received by the Agents, or by any other investment dealers authorized by the Agents, and will be held by the Agents in trust until the closing of the Offering. With respect thereto, the Agents will maintain a register containing the subscription date, name and account number or address of each subscriber as well as the number of Units or Flow-Through Shares subscribed for by each subscriber. The Offering will not close unless the full amount of the Offering ($46,500,025) is raised. If a closing for the Offering has not occurred by the date that is 90 days after the date of a receipt for this prospectus, the distribution will not continue and all subscription funds will be returned to subscribers, without interest or deduction, as soon as possible after such date.
It is expected that the Corporation will distribute 8,235,300 Units and 2,300,000 Flow-Through Shares pursuant to this prospectus. The number of Units and Flow-Through Shares to be issued by the Corporation pursuant to this prospectus is subject to adjustment, based on final subscriptions received, subject to the condition that not less than 70% of the gross proceeds from the Offering ($32,550,018) result from the sale of Units. Accordingly, this prospectus qualifies the distribution of up to 10,941,182 Units and up to 2,790,000 Flow-Through Shares.
The TSXV has conditionally approved the listing of the Shares and Flow-Through Shares to be distributed under this prospectus as well as the Warrant Shares. Listing is subject to the Corporation fulfilling all the requirements of the TSXV on or before January 4, 2011. The Warrants will not be listed on the TSXV and the Corporation does not expect that there will be any organized market through which Warrants may be sold. See “Risk Factors”.
Pursuant to the Agency Agreement, unless it has received the prior written consent of Dundee Securities Corporation on behalf of the Agents, such consent not to be unreasonably withheld, the Corporation and its key officers and directors will not directly or indirectly sell or issue, or negotiate or enter into any agreement to sell or issue, or otherwise dispose of any common shares of the Corporation or securities convertible or exchangeable into common shares of the Corporation for a period of 120 days following the closing of this Offering, other than, in the case of the Corporation, the grant or exercise of stock options under the Corporation’s stock option plan, the issuance of securities pursuant to existing obligations or in connection with an acquisition negotiated at arm’s length.
Pursuant to policy statements of certain Canadian provincial securities regulators, the Agents may not, throughout the period of distribution, bid for or purchase common shares of the Corporation for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares of the Corporation. Such exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and stock exchanges, including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to applicable laws, pursuant to the first-mentioned exception, in connection with this Offering, the Agents may over-allot or effect transactions which stabilize or maintain the market price of the common shares of the Corporation at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.
The Units (including the Shares and Warrants included therein), Warrant Shares and Flow-Through Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any state securities laws of the United States and, subject to certain exceptions, may not be offered or sold in the United States. However, the Units may be offered and sold in the United States to a limited number of “institutional accredited investors” (as described in Rule 501(a)(1), (2), (3) or (7) of the 1933 Act) pursuant to Rule 506 of Regulation D under the 1933 Act. Any Units acquired by an institutional accredited investor in the United States pursuant to Rule 506 of Regulation D will be considered “restricted securities” within the meaning of Rule 144 under the 1933 Act and may not be resold in the United States except pursuant to a registration statement or an exemption from the registration requirements of the 1933 Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units or Flow-Through Shares offered hereby within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made other than pursuant to Rule 144A or another exemption under the 1933 Act.
Subscriptions for Units and Flow-Through Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about

October 21, 2010, but in any event no later than December 17, 2010. The Offering will be conducted under the book-based system. A subscriber who purchases Units or Flow-Through Shares will receive a customer confirmation from the registered dealer through which Units or Flow-Through Shares are purchased and who is a CDS depository-service participant. CDS will record the CDS participants who hold Shares or Warrants included in the Units or Flow-Through Shares on behalf of owners who have purchased them in accordance with the book-based system. No certificates will be issued unless specifically requested.
PRIOR SALES
The following table sets out all common shares issued by the Corporation since October 1, 2009:

Date	Price per share		Number of shares
October 6, 2009	$0.10	(1)	10,000
October 6, 2009	$0.15	(1)	25,000
October 27, 2009	$2.30	(2)	2,737,456
October 30, 2009	$0.10	(1)	10,000
November 9, 2009	$0.10	(1)	8,000
December 3, 2009	$0.40	(3)	124,999
January 18, 2010	$0.40	(3)	550,000
February 3, 2010	$0.40	(3)	113,636
February 11, 2010	$0.40	(3)	25,000
March 23, 2010	$0.305	(1)	6,666
April 6, 2010	$0.40	(3)	12,500
April 8, 2010	$0.10	(1)	8,889
April 9, 2010	$0.40	(3)	75,000
April 9, 2010	$3.25	(3)	5,000
April 9, 2010	$0.305	(1)	33,333
April 19, 2010	$0.15	(1)	50,000
April 26, 2010	$0.40	(3)	75,000
April 27, 2010	$0.40	(3)	57,500
April 27, 2010	$2.30	(3)	74,589
April 29, 2010	$2.30	(3)	9,676
April 29, 2010	$0.10	(1)	8,000
April 29, 2010	$1.79	(1)	3,300
April 29, 2010	$0.40	(3)	1,282,500
May 10, 2010	$2.30	(3)	34,766
May 13, 2010	$0.40	(3)	50,000
May 31, 2010	$0.10	(1)	10,000
May 31, 2010	$0.40	(3)	582,500
June 9, 2010	$0.40	(3)	50,000
June 9, 2010	$0.15	(1)	50,000
June 21, 2010	$0.10	(1)	4,445
June 21, 2010	$0.40	(3)	137,727

Date	Price per share		Number of shares
June 21, 2010	$0.40	(3)	222,727
June 22, 2010	$1.887	(5)	10,000
July 9, 2010	$0.40	(3)	50,000
July 15, 2010	$0.10	(1)	16,667
August 16, 2010	$0.15	(1)	200,000
September 1, 2010	$2.30	(4)	20,994
September 7, 2010	$0.15	(1)	500,000
September 8, 2010	$0.15	(1)	300,000
September 8, 2010	$0.305	(1)	6,666
September 10, 2010	$3.25	(3)	500
September 23, 2010	$0.10	(1)	50,000
September 27, 2010	$3.25	(3)	5,000
October 1, 2010	$3.25	(4)	9,307
October 1, 2010	$0.15	(1)	20,000

(1)	Issued upon the exercise of stock options.

(2)	Issued by way of private placement. Each of the common shares was accompanied by one-half of a common share purchase warrant, representing a total of 1,368,729 warrants. Each full warrant gives the holder the right to acquire one additional common share of the Corporation at a price of $3.25 until April 27, 2011.

(3)	Issued upon the exercise of common share purchase warrants.

(4)	Issued upon the exercise of “broker warrants”.

(5)	Issued in connection with a property option agreement.
The following table sets out all stock options granted by the Corporation during the twelve-month period prior to the date of this prospectus:

Date	Exercise price per share	Option expiry date	Number of common shares subject to option
October 26, 2009	$1.79	October 26, 2014	150,000
March 15, 2010	$2.56	March 15, 2020	380,000
March 17, 2010	$2.60	March 17, 2020	210,000
On September 9, 2010, the Corporation received the Loan from SIDEX in an amount of $1.5 million. SIDEX may, at its option, convert the Loan into common shares of the Corporation at any time at a price of $3.00 per share, representing a total of 500,000 common shares. In connection with the Loan, the Corporation issued 500,000 common share purchase warrants to SIDEX, each of which gives its holder the right to acquire one additional common share of the Corporation at a price of $3.25 until February 3, 2012. See “Recent Developments — Loan from SIDEX”.
TRADING PRICE AND VOLUME
The Corporation’s common shares are listed and posted for trading on the TSXV under the trading symbol “QRM”. The following table sets out the price range and trading volume of the common shares of the Corporation as reported by the TSXV for the periods indicated.

		Price range
Year	Month	High	Low	Volume
2009	October	$4.14	$1.65	13,210,100
	November	3.40	1.81	8,567,400
	December	3.39	2.33	4,155,200

2010	January	$3.70	$2.80	3,533,200
	February	3.10	2.50	2,719,600
	March	3.30	2.31	4,794,400
	April	4.26	3.08	4,728,800
	May	3.60	2.00	2,273,300
	June	2.49	2.00	1,824,500
	July	3.00	1.74	2,271,000
	August	3.75	2.67	3,079,000
	September	5.57	3.29	8,542,226
	October (to October 6)	4.75	4.00	1,398,619
On October 6, 2010, the closing price of the common shares on the TSXV was $4.15.
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Heenan Blaikie LLP, counsel to the Corporation, and Fraser Milner Casgrain LLP, counsel to the Agents, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to an investment pursuant to this Offering in Shares, Flow-Through Shares and Warrants by purchasers who, for the purposes of the Tax Act, hold such securities as capital property and deal at arm’s length and are not affiliated with the Corporation or any one of the Agents (“Holders”). Shares, Flow-Through Shares and Warrants will generally be considered to be capital property to a Holder unless the Holder either holds such securities in the course of carrying on a business of buying and selling securities or has acquired such securities in a transaction or transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a Holder: (i) that is a “financial institution” as defined in the Tax Act for purposes of the mark-to-market rules; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) that is a “principal-business corporation” within the meaning of the Tax Act; (iv) whose business includes trading or dealing in rights, licenses or privileges to explore for, drill or take minerals, oil, natural gas or other related hydrocarbons, all within the meaning of the Tax Act; (v) that at any time has an “at-risk adjustment”, as defined in the Tax Act; (vi) that is a partnership or trust; (vii) that has made a functional currency reporting election for purposes of the Tax Act; or (viii) an investment in which would constitute a “tax shelter investment” within the meaning of the Tax Act. This summary does not address the deductibility of interest by a Holder who borrows money to acquire Units or Flow-Through Shares. Such holders should consult their own tax advisors.
This summary is based upon the current provisions of the Tax Act, the Regulations thereunder, counsels’ understanding of the current published administrative practices of Canada Revenue Agency (the “CRA”) and the proposed amendments to the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). This summary assumes that the Proposed Amendments will be enacted as proposed but does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor take into account provincial, territorial or foreign income tax considerations. No assurances can be given that the Proposed Amendments will be enacted as proposed, if at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.
This summary assumes that the Corporation will make all tax filings in respect of the issue of the Flow-Through Shares and the renunciation of CEE in the manner and within the time required by the Tax Act and that all renunciations will be validly made. While the Corporation has agreed to furnish each Holder of Flow-Through Shares with information relevant to the Holder’s Canadian federal and provincial income tax returns, the preparation and filing of those returns will remain the responsibility of each Holder. This summary further assumes that the Corporation will incur (or will be deemed to have incurred) sufficient CEE to enable it to renounce to Holders of Flow-Through Shares all of the expenses covenanted to be renounced by the Corporation pursuant to Flow-Through Share Subscription Agreements effective on or before the dates set out therein. This summary is based on the representation of the Corporation that it is and will be a “principal-business corporation” for the purposes of the Tax Act at all material times. This summary also assumes that any Flow-Through Shares will not be “prescribed shares” within the meaning of the relevant provisions of the Tax Act when they are issued and that all expenses herein discussed are reasonable in amount. No opinion is expressed regarding any of the assumptions made in this discussion of income tax considerations. If any of the above assumptions are incorrect, the Corporation may be unable to renounce some or all of the CEE which it has agreed to renounce.
The Canadian federal income tax consequences to a particular Holder will vary depending on a number of factors, including the province in which a particular Holder resides, carries on business or has a permanent establishment and the amount that would be the Holder’s taxable income but for the subscription for Flow-Through Shares. The following discussion of the income tax consequences is, therefore, of a general nature only and is not exhaustive of all the income tax consequences and is not intended to constitute income tax advice to any particular Holder. Accordingly, Holders should consult their own income tax advisors.
Residents of Canada
The following discussion applies to a Holder of Shares, Flow-Through Shares or Warrants who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act (a “Resident Holder”). Certain Resident Holders whose Shares might not otherwise be capital property may, in certain circumstances, be entitled to have such Shares and all other “Canadian Securities”, as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This election does not apply to Flow-Through Shares or Warrants. Resident Holders should consult their own tax advisors regarding this election.
Acquisition of Units
The total purchase price of Units to a Resident Holder must be allocated on a reasonable basis between the Shares and Warrants comprised therein to determine the cost of each for purposes of the Tax Act. For its purposes, the Corporation intends to allocate an amount of $4.2499 for each Share and $0.0001 for each Warrant comprising the Units. Although the Corporation believes that its allocation is reasonable, it is not binding on CRA or the Resident Holder. The Resident Holder’s adjusted cost base (“ACB”) of the Share comprising a part of each Unit will be determined by averaging the cost allocated to the Share with the adjusted cost base to the Resident Holder of all common shares of the Corporation owned by the Resident Holder immediately prior to such acquisition.
Acquisition of Flow-Through Shares
Each Flow-Through Share will be issued at a price of $5.00. However, the initial cost of a Flow-Through Share for the purposes of the Tax Act is deemed to be nil. The Resident Holder’s adjusted cost base of a Flow-Through Share will be determined by averaging the adjusted cost base to the Resident Holder of all common shares of the Corporation owned by the Resident Holder (including Shares, Warrant Shares and Flow-Through Shares).
Exercise of Warrants
No gain or loss will be realized by a Resident Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Resident Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Resident Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Resident Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the Resident Holder of all common shares of the Corporation owned by the Resident Holder immediately prior to such acquisition, including Shares and Flow-Through Shares (the ACB of which is deemed nil at issuance).
Disposition and Expiry of Warrants
A disposition or deemed disposition by a Resident Holder of a Warrant (other than upon the exercise thereof) will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Resident Holder’s adjusted cost base of the Warrants. In the event of the expiry of an unexercised Warrant, the Resident Holder will realize a capital loss equal to the Resident Holder’s adjusted cost base of such Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under “Capital Gains and Capital Losses”.
Dividends
Dividends received or deemed to be received on common shares of the Corporation will be included in computing the Resident Holder’s income. In the case of an individual Resident Holder, such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act). A dividend will be eligible for the enhanced gross-up and dividend tax credit if the recipient is notified in writing by the Corporation, at or before the time the dividend is paid, designating the dividend as an eligible dividend. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends. Dividends received or deemed to be received on the common shares of the Corporation by a corporation must be included in computing its income but generally will be deductible in computing its taxable income.
Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the common shares to the extent such dividends are deductible in computing taxable income for the year. This refundable tax generally will be refunded to a corporate Resident Holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.
Dispositions of Shares, Flow-Through Shares and Warrant Shares
A disposition or deemed disposition by a Resident Holder of Shares, Flow-Through Shares or Warrant Shares, as the case may be, will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Resident Holder’s adjusted cost base of such shares. The tax treatment of capital gains and capital losses is discussed in greater detail below under “Capital Gains and Capital Losses”.
A Resident Holder who disposes of Flow-Through Shares will retain the entitlement to receive renunciations of CEE from the Corporation as described below as well as the ability to deduct any CEE previously deemed to have been incurred by the Resident Holder (subject to the rules applicable to a corporate holder on an acquisition of control) and a subsequent purchaser of such shares will not be entitled to any renunciations of CEE.
Capital Gains and Capital Losses
One-half of any capital gain will be included in income as a taxable capital gain and one-half of any capital loss may normally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.
The amount of any capital loss realized on the disposition or deemed disposition of Shares, Flow-Through Shares or Warrant Shares, as the case may be, by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include taxable capital gains. This refundable tax generally will be refunded to a corporate Resident Holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.
Individuals (other than certain trusts) may be subject to alternative minimum tax in respect of realized capital gains. See “Alternative Minimum Tax” below.
Renunciation of CEE in Respect of Flow-Through Shares
Subject to certain limitations and restrictions contained in the Tax Act, a “principal-business corporation” (as defined in the Tax Act) that incurs CEE pursuant to an agreement for the issue of its “flow-through shares” will be entitled to renounce such CEE to the initial holder of the Flow-Through Shares and the CEE so renounced will be deemed to have been incurred by such holder as CEE on the effective date of the renunciation.
The Tax Act contains a one-year “look-back” rule which, if certain conditions are satisfied, will permit the Corporation to renounce CEE incurred by it in 2011 to Resident Holders of Flow-Through Shares effective on December 31, 2010. In other words, Resident Holders of Flow-Through Shares would be deemed to have incurred the CEE on December 31, 2010 even though the Corporation would not have incurred the expenditures until 2011. For this rule to apply in respect of CEE incurred in 2011, the Resident Holder must have paid the consideration in money for the Flow-Through Share, and a subscription agreement must have been entered into during 2010 and prior to December 31, 2010. In the event that the Corporation does not incur CEE during 2011 at least equal to the amounts renounced under the one-year “look-back” rule, the Corporation will be required to reduce the amount of CEE renounced to the Resident Holders and the Resident Holders’ income tax returns for the years in which the CEE was claimed will be reassessed accordingly. A Resident Holder will not be subject to any penalties for any such reassessment and will not be subject to any interest charges for any additional taxes payable if such taxes are paid by an individual Resident Holder on or prior to April 30, 2012.
The Corporation has undertaken to incur sufficient CEE prior to December 31, 2011 so as to enable the Corporation to renounce in favour of the Resident Holders of Flow-Through Shares an amount equal to the gross proceeds derived from the issuance of the Flow-Through Shares.
CEE deemed to have been incurred by a Resident Holder will be added to the cumulative CEE (“CCEE”) account of such Resident Holder. A Resident Holder may deduct in computing income from all sources for a taxation year such amount as may be claimed not exceeding 100% of the balance in the Resident Holder’s CCEE account at the end of a taxation year. To the extent that a Resident Holder does not deduct the balance of the Resident Holder’s CCEE account at the end of a taxation year, the balance will be carried forward and may be deducted by the Resident Holder in subsequent taxation years in accordance with the provisions of the Tax Act. The CCEE account of a Resident Holder is reduced by the amount deducted by him in prior years and by the amount of any assistance that the Resident Holder receives or is entitled to receive in respect of CEE included in the CCEE account. If the balance of the Resident Holder’s CCEE account is “negative” at the end of a taxation year, which may occur if the Resident Holder receives or becomes entitled to receive assistance payments which relate to CCEE incurred in a prior year or if there are other adjustments to that CCEE account, the “negative” amount must be included in the Resident Holder’s income for that taxation year, and the balance of the Resident Holder’s CCEE account then becomes nil. The right to deduct CCEE accrues to the initial purchaser of Flow-Through Shares and is not transferable. A Resident Holder’s CCEE account will be reduced by the amount of any assistance, including grants, that the Resident Holder has received or is entitled to receive in respect of CEE.
Certain restrictions apply in respect of the deduction of CCEE following an acquisition of control and on certain reorganizations of a corporate purchaser. Corporate purchasers should consult their own tax advisors for advice with respect to the potential application of these rules to them having regard to their own particular circumstances.
In addition, a Resident Holder who is an individual (other than a trust) may be permitted to claim a 15% non-refundable investment tax credit (“ITC”) reducing the individual’s federal tax otherwise payable in such taxation year where certain CEE is renounced to the Resident Holder. Such expenses must be incurred, or deemed to have been incurred, before January 1, 2012. In addition, certain eligible subscribers in the Province of Québec may be entitled to an additional deduction in respect of certain exploration expenses incurred in Québec and an additional deduction in respect of certain surface mining exploration expenses incurred in Québec, such that eligible subscribers in Québec will be entitled to deduct, for Québec income tax purposes, 150% of the purchase price paid for the Flow-Through Shares. Counsel to the Corporation has been advised that the expenses will qualify for the ITC and additional Québec deductions. The Resident Holder will be required to deduct the amount of any tax credit claimed in a taxation year from such Resident Holder’s cumulative CCEE account in the following taxation year, which may result in an income inclusion in that year for federal income tax purposes.
Alternative Minimum Tax
Under the Tax Act, taxes payable by an individual and by most trusts will be the greater of the taxes otherwise determined and an alternative minimum tax computed by reference to such individual’s adjusted taxable income for the taxation year in excess of a $40,000 exemption and reduced by certain tax credits. The federal rate of minimum tax is 15%. In calculating adjusted taxable income for the purpose of computing the minimum tax, certain deductions and credits otherwise available are disallowed and certain amounts not otherwise included in income are included. The disallowed items include deductions claimed by the individual in respect of CEE in a particular taxation year to the extent such deductions exceed the individual’s resource income (including income attributable to a disposition of Canadian resource properties) in that year. Whether and to what extent the tax liability of a particular Resident Holder will be increased by the alternative minimum tax will depend on the amount of such Resident Holder’s income, the sources from which it is derived, and the nature and amounts of any deductions such Resident Holder claims.
Any additional tax payable by an individual for the taxation year resulting from the application of the alternative minimum tax will be deductible in any of the seven immediately-following taxation years in computing the amount that would, but for the alternative minimum tax, be such individual’s tax otherwise payable for any such year to the extent that such tax payable exceeds the individual’s alternative minimum tax calculation for that particular year. Purchasers are urged to consult their tax advisors to determine the impact of alternative minimum tax.

Cumulative Net Investment Loss
One-half of the amount of the CEE renounced to a Resident Holder will be added to the Resident Holder’s cumulative net investment loss (“CNIL”) account, within the meaning of the Tax Act. A Resident Holder’s CNIL account may impact a Resident Holder’s ability to access the $750,000 lifetime capital gains exemption available on the disposition of certain qualified small business corporation shares and farm property.
Non-Residents of Canada
The following portion of the summary applies to Holders who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, are not, and are not deemed to be, resident in Canada and do not use or hold, and will not be deemed to use or hold, the Shares, Warrants or Warrant Shares in a business carried on in Canada (a “Non-Resident Holder”).
Taxation of Dividends
Dividends paid or deemed to be paid to a Non-Resident Holder on the Shares or Warrant Shares will be subject to Canadian withholding tax under the Tax Act. The rate of withholding tax is 25% of the gross amount of the dividend, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. In the case of a Non-Resident Holder who is a resident of the United States and entitled to benefits under the current provisions of the Canada-United States Tax Convention (1980), as amended, the rate of withholding tax on such dividends will generally be reduced to 15%.
Dispositions of Shares, Warrants and Warrant Shares
A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Share, Warrant or Warrant Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Share, Warrant or Warrant Share, as the case may be, constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.
As long as the Shares and Warrant Shares are listed on the TSXV at the time of disposition, the Shares, Warrants and Warrant Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the shares of the Corporation was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), or an option, an interest or right in such property.
A Non-Resident Holder’s capital gain (or capital loss) in respect of Shares, Warrants or Warrant Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined for purposes of the Tax Act) will generally be computed in the manner described above under “Residents of Canada — Dispositions of Shares, Flow-Through Shares and Warrant Shares”.
Non-Resident Holders whose Shares, Warrants or Warrant Shares are taxable Canadian property should consult their own tax advisors.
Because the tax consequences of acquiring, holding or disposing of the securities offered pursuant to this prospectus may vary depending on the particular circumstances of each Holder and other factors, Holders are urged to consult with their own tax advisors to determine the particular tax consequences to them of acquiring, holding or disposing of the securities offered hereunder.
RISK FACTORS
The securities offered pursuant to this prospectus, and the results of the Corporation’s operations, are speculative in nature, due to the risks inherent in mineral exploration, among other factors. There are numerous risk factors associated with an investment in the Units or Flow-Through Shares which potential investors should carefully consider. In addition to the information set out below and elsewhere in this prospectus and the documents incorporated by reference herein, investors should carefully consider the risks factors set out in the section of the AIF entitled “Risk Factors”, at pages 17 to 22 thereof, and in the other documents incorporated by reference in this prospectus.
Loss of Entire Investment
An investment in the Units or Flow-Through Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.
Use of Proceeds
The Corporation currently intends to allocate the net proceeds of this Offering in the manner set out above under “Use of Proceeds”. However, the Corporation will have discretion in the actual application of the net proceeds, and may elect to allocate the net proceeds differently from that described under “Use of Proceeds”, if it believes it would be in the Corporation’s best interests to do so. Shareholders may not agree with the manner in which the Corporation chooses to allocate and spend the net proceeds of this Offering. The failure by the Corporation to apply these funds effectively could have a material adverse effect on the Corporation’s business.
Tax Treatment of Flow-Through Shares
The tax treatment of flow-through shares constitutes a major consideration for an investment in the Flow-Through Shares. There is no guarantee that the current tax laws and administrative practices of both the federal and provincial tax authorities will not be altered in a manner that is materially adverse to subscribers for Flow-Through Shares, and there is no guarantee that there will be no material differences of opinion between the federal and provincial tax authorities with respect to the tax treatment of the Flow-Through Shares, the status of the Flow-Through Shares and the activities contemplated by the Corporation’s exploration and development programs. There is no guarantee that the CEE incurred by the Corporation, or the expected tax deductions claimed by subscribers for Flow-Through Shares, will be accepted by CRA. See “Canadian Federal Income Tax Considerations — Residents of Canada — Renunciation of CEE in Respect of Flow-Through Shares”.
Notwithstanding its agreement to do so, as set out above under “Description of Securities Being Distributed — Flow-Through Shares”, there is no guarantee that the Corporation will expend an amount equal to the total proceeds from the sale of the Flow-Through Shares to incur qualifying CEE on or prior to December 31, 2011. If the Corporation does not expend an amount equal to the total proceeds from the sale of the Flow-Through Shares to incur qualifying CEE prior to December 31, 2011, the Corporation will be required to reduce the amount of CEE that it has renounced in favour of the subscribers for Flow-Through Shares and the subscribers will be reassessed accordingly. Subscribers will not be subject to penalties for any such reassessment, but interest will be payable on such additional tax if such tax is not paid by April 30, 2012. See “Canadian Federal Income Tax Considerations — Residents of Canada — Renunciation of CEE in Respect of Flow-Through Shares”.
Lack of Market for Warrants
The Corporation will not apply to list the Warrants on the TSXV. As a result, there is no market through which the Warrants may be sold and purchasers of the Units may not be able to resell the Warrants. This may affect the pricing, if any, of the Warrants in the secondary market, the transparency and availability of trading prices, if any, for the Warrants, and the liquidity of the Warrants.
Subordination of Interests of Shareholders upon Bankruptcy or Liquidation of the Corporation
In the event of a bankruptcy, liquidation or reorganization of the Corporation, creditors will generally be entitled to payment of their claims from the assets of the Corporation before any assets are made available for distribution to the Corporation’s shareholders. The interests of shareholders of the Corporation will effectively be subordinated to most of the indebtedness and liabilities of the Corporation, including the Loan in the amount of $1.5 million from SIDEX.
PROMOTER
Freewest Resources Canada Inc. (“Freewest”) took the initiative of creating the Corporation in 2007 and can be considered to have been the “promoter” of the Corporation, within the meaning of the securities laws of certain provinces of Canada, within the two years immediately preceding the date of this prospectus. To the knowledge of the Corporation, Freewest beneficially owns, or exercises control or direction over, directly or indirectly, 4,187,760 common shares of the Corporation, representing approximately 9.3% of the Corporation’s issued and outstanding common shares. Ronald Kay, Chief Financial Officer and a director of the

Corporation, and Mark Schneiderman, Treasurer of the Corporation, were, respectively, a director and Vice-President of Freewest, and Chief Financial Officer of Freewest, until the acquisition in January 2010 of all of the issued and outstanding shares of Freewest by Cliffs Natural Resources, Inc. of Cleveland, Ohio.
EXPERTS
Certain legal matters in respect of the Units and Flow-Through Shares, including the matters referred to under “Eligibility for Investment”, will be passed upon behalf of the Corporation by Heenan Blaikie LLP and on behalf of the Agents by Fraser Milner Casgrain LLP. As at October 5, 2010, partners and associates of Heenan Blaikie LLP, as a group, and partners and associates of Fraser Milner Casgrain LLP, as a group, owned, directly or indirectly, less than one percent of the outstanding common shares of the Corporation, respectively. Neil Wiener, a director and Secretary of the Corporation, is a partner with Heenan Blaikie LLP.
The PEA Report was prepared by Messrs. Mike McLaughlin, P.Eng., Aleksandar Zivkovic, P.Eng., Paul Daigle, P.Geo., Peter Broad, P.Eng. and Wenchang Ni, P.Eng. of Wardrop. Messrs. McLaughlin, Zivkovic, Daigle, Broad and Ni are the qualified persons for the PEA Report and are independent of the Corporation. They also supervised the preparation of the information contained in the material change report of the Corporation dated September 28, 2010 relating to the PEA Report, which material change report is incorporated by reference in this prospectus, and in the press release of the Corporation dated September 27, 2010 referred to in the said material change report.
The Strange Lake Project B Zone Deposit, Québec National Instrument 43-101 Resource Estimate dated April 16, 2010, which is incorporated by reference in the AIF, was prepared by Messrs. Paul Daigle, P.Geo., Tim Maunula, P.Geo, Jeff Wilson, PhD, P.Geo and Mike McLaughlin, P.Eng., of Wardrop. Messrs. Daigle, Maunula, Wilson and McLaughlin are the qualified persons for the foregoing technical report and are independent of the Corporation.
As at October 7, 2010 and to the knowledge of the Corporation, the qualified persons referred to above, as a group, owned, directly or indirectly, less than one percent of the outstanding common shares of the Corporation. They are not currently expected to be elected, appointed or employed as directors, officers or employees of the Corporation or of any associate or affiliate of the Corporation.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditors of the Corporation are Bratt Fremeth Star G.P., Chartered Accountants, 1 Place Ville Marie, Suite 1615, Montreal, Québec H3B 2B6.
The transfer agent and registrar for the common shares of the Corporation is Computershare Investor Services Inc. at its principal offices in Montreal and Toronto.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITOR’S CONSENT
We have read the short form prospectus of Quest Rare Minerals Ltd. (the “Corporation”) dated October 7, 2010 relating to the issue and sale of units and “flow-through” common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the use through incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the balance sheets of the Corporation as at October 31, 2009 and 2008 and the statements of operations, comprehensive loss and deficit and cash flows for the years then ended. Our report is dated February 5, 2010.
(signed) Bratt Fremeth Star G.P.
Chartered Accountants
Montreal, Québec
October 7, 2010

CERTIFICATE OF THE CORPORATION
October 7, 2010
This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

(signed) Peter J. Cashin	(signed) Ronald Kay
President and Chief Executive Officer	Chief Financial Officer
On behalf of the Board of Directors

(signed) Robert L. Leclerc	(signed) Neil Wiener
Director	Director

CERTIFICATE OF THE AGENTS
October 7, 2010
To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.
DUNDEE SECURITIES CORPORATION
per: (signed) D. Bob Sangha
CIBC WORLD MARKETS INC.
per: (signed) Rick McCreary
STONECAP SECURITIES INC.
per: (signed) Patrick Langlois

SCHEDULE A
GLOSSARY OF TERMS
The following is a glossary of certain of the defined terms used in this prospectus.
“Agency Agreement” means the agency agreement dated October 7, 2010 between the Corporation and the Agents.
“Agents” means, collectively, Dundee Securities Corporation, CIBC World Markets Inc. and Stonecap Securities Inc.
“AIF” means the annual information form of the Corporation dated July 16, 2010 for the fiscal year ended October 31, 2009, including the documents incorporated therein by reference.
“CDS” means CDS Clearing and Depository Services Inc.
“CEE” means Canadian Exploration Expense within the meaning of the Tax Act..
“Compensation Options” means the options that the Corporation has granted to the Agents in connection with the Offering, entitling the Agents to acquire that number of additional common shares of the Corporation that is equal to 5% of the total number of Units and Flow-Through Shares issued and sold under this prospectus; the Compensation Options may be exercised at any time during a period of 18 months following the date of their grant at a price equal to the Unit Offering Price or Flow-Through Share Offering Price, as the case may be.
“Compensation Shares” means the common shares of the Corporation issuable upon the exercise of the Compensation Options.
“Corporation” means Quest Rare Minerals Ltd.
“Flow-Through Share Offering Price” means the price at which the Flow-Through Shares are offered pursuant to this prospectus, that is, $5.00.
“Flow-Through Share Subscription Agreements” means one or more subscription agreements for the Flow-Through Shares to be entered into between the Corporation and Agents, as agents for, on behalf of and in the name of subscribers for Flow-Through Shares.
“Flow-Through Shares” means the “flow-through” common shares of the Corporation offered pursuant to this prospectus.
“Freewest” means Freewest Resources Canada Inc.
“Loan” means the loan in the amount of $1.5 million from SIDEX to the Corporation pursuant to a loan agreement dated September 3, 2010.
“Offering” means the offering of Units and Flow-Through Shares pursuant to this prospectus.
“Over-Allotment Option” means the option that the Corporation has granted to the Agents in connection with the Offering, pursuant to which the Agents may purchase, for a period of 30 days following the final closing of this Offering, additional Units in a maximum number equal to 15% of the number of Units sold pursuant to the Offering, solely to cover the Agents’ over-allocation position, if any.
“Over-Allotment Units” means the additional Units issuable upon the exercise of the Over-Allotment Option.
“PEA Report” means the report dated September 24, 2010 entitled “Quest Rare Minerals Ltd. — Preliminary Economic Assessment on the Strange Lake B-Zone, Quebec”.
“Share” means the common share of the Corporation included in each Unit.
“SIDEX” means SIDEX, société en commandite (limited partnership).
“Tax Act” means the Income Tax Act (Canada).

“Trustee” means Computershare Trust Company of Canada.
“TSXV” means the TSX Venture Exchange.
“Unit Offering Price” means the price at which the Units are offered pursuant to this prospectus, that is, $4.25.
“Units” means the units offered pursuant to this prospectus, each comprised of one Share and one-half of a Warrant.
“Wardrop” means Wardrop, A Tetra Tech Company.
“Warrant” means a common share purchase warrant of the Corporation, of which one-half is included in each Unit; each full Warrant entitles the holder thereof to purchase one Warrant Share at an exercise price of $5.00 for a period of 18 months from the date of closing of this Offering.
“Warrant Indenture” means the agreement governing the Warrants to be entered into prior to the closing of this Offering between the Corporation and Computershare Trust Company of Canada, as trustee.
“Warrant Share” means a common share of the Corporation issuable upon the exercise of a Warrant.
“1933 Act” means the United States Securities Act of 1933.